SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(1)

                            CHATEAU COMMUNITIES, INC.
                            -------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                           (TITLE CLASS OF SECURITIES)

                                    161726104
                                    ---------
                                 (CUSIP NUMBER)

                                THOMAS J. COORSH
                        150 NORTH WACKER DRIVE, SUITE 900
                                CHICAGO, IL 60606
                            TELEPHONE: (312) 499-3600
                            -------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                  MAY 29, 2003
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                              (Page 1 of 11 Pages)
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----------------------------                         ---------------------------
   CUSIP No. 161726104                13D                Page 2 of 11 Pages
----------------------------                         ---------------------------

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1.     NAME OF REPORTING PERSON:                          Hometown America, LLC
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:            36-4196688
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)[ ]
                                                                         (b)[X]
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3. SEC USE ONLY:

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4. SOURCE OF FUNDS:                                                      WC; OO

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
   PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION:                               DELAWARE

--------------------------------------------------------------------------------
                     7.    SOLE VOTING POWER:                         1,419,000
     NUMBER OF
                     -----------------------------------------------------------
       SHARES        8.    SHARED VOTING POWER:                   3,644,138 (1)
    BENEFICIALLY
                     -----------------------------------------------------------
   OWNED BY EACH     9.    SOLE DISPOSITIVE POWER:                    1,419,000
     REPORTING
                     -----------------------------------------------------------
    PERSON WITH      10.   SHARED DISPOSITIVE POWER:                          0

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                5,063,138 (2)
       REPORTING PERSON:
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES**                                            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  17.2% (2)
       (11):
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON:                                                OO
--------------------------------------------------------------------------------

1 As to limited matters described in this Schedule 13D. Although Hometown is filing this Schedule 13D with respect to both the 1,419,000 shares of Common Stock beneficially owned by Hometown (as described more fully in Item
3) and the 3,644,138 shares of Common Stock covered by the Voting Agreements (as defined and described more fully in Items 3 and 4), Hometown disclaims, pursuant to Rule 13d-4 of the Exchange Act, beneficial ownership of any of the 3,644,138 shares of Common Stock subject to the Voting Agreements. See also Item 5.

2 Calculated based on 29,411,826 shares of Common Stock outstanding on May 29, 2003, as represented by Chateau in the Merger Agreement (as defined herein). See also Item 5.


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ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.01 per share ("Common Stock") of Chateau Communities, Inc., a Maryland corporation ("Chateau" or the "Issuer"). The principal executive offices of Chateau are located at 6160 South Syracuse Way, Greenwood Village, CO 80111.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by Hometown America, L.L.C. ("Hometown" or the "Reporting Person"), a Delaware limited liability company. Hometown's principal address and office is 150 North Wacker Drive, Suite 900, Chicago, IL 60606. Hometown is engaged in the business of owning and operating manufactured home communities. Attached hereto as Exhibit 1 is the following information required by this Item 2 with respect to the controlling person and majority in interest member of Hometown and their executive officers and directors, if any (collectively, the "Exhibit 1 Persons"): (a) the name and residence or business address; (b) the principal occupation or employment; and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are U.S. citizens or Delaware limited liability companies. Exhibit 1 is incorporated herein by reference. Hometown has no executive officers or directors.

      During the last five years, neither the Reporting Person nor, to the best of its knowledge, any Exhibit 1 Person (i) has been convicted in any criminal proceeding, or (ii) has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      During the period through April 1, 2003, Hometown acquired, in open market purchases, an aggregate of 1,419,000 shares of Common Stock. Hometown made such acquisitions using its own funds.

      After Hometown had acquired such 1,419,000 shares of Common Stock, in mid-April 2003, the Issuer and its representatives contacted Hometown and its representatives about a potential business combination involving the Issuer and Hometown.

      On May 29, 2003, the Issuer, Hometown and certain of their affiliates entered into an Agreement and Plan of Merger (the "Merger Agreement"), as more fully described in Item 4. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

      In connection with entering into the Merger Agreement, Hometown simultaneously entered into separate voting agreements (each, a "Voting Agreement"), as more fully described in Item 4, with each of Edward R. Allen, John A. Boll, D. Keith Cobb, Rees F. Davis, Jr., Tamara D. Fischer, James M. Hankins, Rhonda G. Hogan, Robert Jordan, C.G. Kellogg, James T. Mestdagh, Steven
J. Sherwood and James A. Williams (each, a "Holder"). The form of each Voting Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The


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number of shares of Common Stock and the number of OP Units (as defined in Item
4) beneficially owned by each Holder as of May 29, 2003, and covered by each such Holder's Voting Agreement are as follows: Edward R. Allen (80,888 shares of Common Stock, no OP Units); John A. Boll (2,755,091 shares of Common Stock, 685,482 OP Units); D. Keith Cobb (6,500 shares of Common Stock, no OP Units); Rees F. Davis, Jr. (205,456 shares of Common Stock, no OP Units), Tamara D. Fischer (163,351 shares of Common Stock, 776 OP Units); James M. Hankins (20,325 shares of Common Stock, no OP Units), Rhonda G. Hogan (5,992 shares of Common Stock, no OP Units); Robert Jordan (no shares of Common Stock, no OP Units); C.G. Kellogg (208,438 shares of Common Stock, no OP Units); James T. Mestdagh (8,882 shares of Common Stock, no OP Units); Steven J. Sherwood (187,548 shares of Common Stock, 659,789 OP Units) and James A. Williams (1,667 shares of Common Stock, 337,809 OP Units). The aggregate number of shares of Common Stock and number of OP Units subject to the Voting Agreements are 3,644,138 and 1,683,856, respectively. The Holders entered into the Voting Agreements as an inducement for Hometown to enter into the Merger Agreement and in consideration thereof. Hometown has not made any payment to, and will not make any payment to, the Holders or Chateau in connection with the execution and delivery of the Voting Agreements. No shares of Common Stock and no OP Units will be purchased pursuant to the Voting Agreements.
      To the Reporting Person's knowledge, no other person listed in Exhibit 1 owns any securities of Chateau.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      On May 29, 2003, the Issuer, ROC Communities, Inc., a Maryland corporation ("ROC"), CP Limited Partnership, a Maryland limited partnership whose general partners are the Issuer and ROC ("Chateau OP"), Hometown, and Hometown America Holdings, L.L.C., a Maryland limited liability company and the majority in interest member of Hometown ("Hometown Holdings") entered into the Merger Agreement, pursuant to which, and subject to the terms and conditions set forth therein, among other things, (a) the Issuer will be merged with and into a subsidiary of Hometown (the "Merger"), with the subsidiary remaining as the surviving corporation, and (b) a different subsidiary of Hometown will merge with and into Chateau OP, with Chateau OP as the surviving partnership (the "Partnership Merger" and, together with the Merger, the "Mergers"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, upon consummation of the Merger, each share of Common Stock will be converted into the right to receive $29.25 in cash. The holders of each common unit of limited partner interest in Chateau OP (each, an "OP Unit" and collectively, the "OP Units") at the time of the Partnership Merger will either (x) receive (except for OP Units as to which appraisal rights are exercised and perfected pursuant to applicable Law (as defined in the Merger Agreement) and OP Units held by Chateau and ROC) cash in the amount of $29.25 per OP Unit or, (y) if, in accordance with the terms and subject to the conditions specified in the Merger Agreement, the holder of such OP Units so elects, partnership securities in the surviving partnership.

      Concurrently with execution of the Merger Agreement, Hometown and each Holder entered into a Voting Agreement pursuant to which, among other things, each Holder agreed that, during the Agreement Period (as defined in the Voting Agreement), at any meeting of the stockholders of the Issuer, or in connection with any written consent of the stockholders of the Issuer, such Holder shall vote (or cause to be voted) or act (or cause to be acted) by written



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

consent with respect to all shares of Common Stock beneficially owned by such Holder ("Shares") (a) to approve and adopt the Merger Agreement, the Merger and the Partnership Merger and any actions directly and reasonably related thereto at any meeting or meetings, or actions by written consent or other approvals, of stockholders of Issuer, and at any adjournments or postponements thereof, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote, consent or approval of the stockholders of Issuer, so long as such meeting, consent or approval is held or sought and completed prior to the termination of the Agreement Period, and (b) to help cause such meeting, consent or approval to be held or sought.

      Each Holder further agreed that it will not vote (or cause to be voted) or act (or cause to be acted) by written consent with respect to any of Holder's Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization, liquidation or winding up of Chateau or Chateau OP or any Affiliate (as defined in the Voting Agreements) of either of them or any other extraordinary transaction involving Chateau or Chateau OP or any Affiliate of either of them or any matters related to or in connection therewith, or any corporate action that upon consummation would either frustrate the purposes of, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.

      As security for each Holder's agreements provided in the Voting Agreements, each Holder granted to Hometown a proxy to vote its Shares solely with respect to the matters specified in, and in accordance with the provisions of, Paragraphs 1 and 2 of the Voting Agreement, which are described in the two paragraphs immediately above. Each Holder agreed that the proxy shall be irrevocable during the Agreement Period and coupled with an interest and that such Holder would take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of the proxy and revoked any proxy previously granted by such Holder with respect to its Shares.

      In addition to the other covenants and agreements of the Holders provided for in the Voting Agreement, from the date of the execution of the Voting Agreement, until the first to occur of the Merger or the termination of the Voting Agreement, each Holder also agreed, generally, that it will not (a) sell, transfer, pledge, assign, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, encumbrance or other disposition of, or limitation on the voting rights of, any of the Holder's Shares (whether to an Affiliate or otherwise) until the expiration of the Agreement Period, (b) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares, (c) take any action that would make any representation or warranty of Holder contained herein untrue or incorrect or have the effect of preventing or delaying Holder from performing its obligations under this Agreement, or (d) commit or agree to take any of the foregoing actions, other than (i) pursuant to the Voting Agreement or the Merger Agreement and (ii) transfers to Hometown. Any transfer of Shares not permitted thereby will be considered null and void.

      Under the Voting Agreements, each Holder has agreed to comply with (and not cause Chateau or Chateau OP to violate) Section 4.6 of the Merger Agreement during the Agreement Period, which generally prohibits each Holder, directly or indirectly, from taking any action to (i) initiate, solicit, encourage or facilitate (including by way of furnishing or disclosing nonpublic information or furnishing assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, or with respect to, any Competing Transaction (as defined in the Merger Agreement), (ii) explore, enter into, maintain, or continue discussions or otherwise negotiate with any Person (as defined in the Merger Agreement) (other than Hometown or Hometown's Affiliates or their respective Affiliates' Representatives (as defined in the Merger Agreement)) in furtherance of such inquiries, proposal or action, or to obtain or otherwise with respect to a Competing Transaction, or (iii) enter into any agreement, arrangement or understanding requiring or causing Chateau or any of its Affiliates to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement).

      Under the Voting Agreement, each Holder further agreed not to exercise any rights (including, without limitation, under Section 3-210 of the MGCL (as defined in the Merger Agreement), Section 10-208 of the MRULPA (as defined in the Merger Agreement) and Section 4A-705 of the MLLCA (as defined in the Merger Agreement), or any other similar Law (as defined in the Merger Agreement)) to demand appraisal with respect to any of the Shares owned by Holder with respect to the Mergers.

      Notwithstanding anything to the contrary in this Schedule 13D or in the Voting Agreement, the covenants and agreements set forth in the Voting Agreement shall not prevent any Holder, if such Holder is serving on the Board of Directors of Chateau, from exercising his or her duties and obligations as a director of Chateau or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of Chateau.

      Each Voting Agreement will: (a) terminate automatically on the termination of the Merger Agreement in accordance with its terms and (b) be deemed satisfied in full and terminated with respect to the Shares upon the consummation of the Merger; provided, however, that the terms of certain paragraphs will remain in effect for the time periods described therein (and until performance of any applicable obligations thereunder).

      References to and description of the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement, attached hereto as Exhibits 2 and 3, respectively, which are hereby incorporated in their entirety.

      The purpose of the Merger is for Hometown to acquire control of Chateau. Upon consummation of the Merger, Chateau (or the surviving entity pursuant to the Merger) will become a controlled subsidiary of Hometown, the shares of Common Stock will cease to be freely traded or listed, the Common Stock will be de-registered under the Securities Act of 1933, as amended, and Hometown will control the board of directors of Chateau and will make such changes in the charter, bylaws, capitalization, management and business of Chateau as may be appropriate in Hometown's judgment, including but not limited to future extraordinary corporate transactions, sales or transfers of assets of Chateau or its affiliates, and changes to the present capitalization and dividend policy of Chateau as Hometown may consider to be appropriate in the circumstances.


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

      Except as set forth above and as set forth in and contemplated by the Merger Agreement, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The information contained in Item 3 and Item 4 and rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by this reference.

      Prior to May 29, 2003, Hometown acquired beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of 1,419,000 shares of Common Stock. All such 1,419,000 shares of Common Stock were acquired through open market purchases as more fully described in Item 3. Hometown owned such 1,419,000 shares of Common Stock as of May 29, 2003.

      Based on representations made by the Holders in their respective Voting Agreements, the Holders subject to the Voting Agreements beneficially owned, as of May 29, 2003, an aggregate of 3,644,138 shares of Common Stock. Although Hometown does not believe it beneficially owns any of those 3,644,138 shares of Common Stock as a result of the Voting Agreements, Hometown is filing this
Schedule 13D with respect to both the 1,419,000 shares of Common Stock owned by Hometown and the 3,644,138 shares of Common Stock covered by the Voting Agreements but, pursuant to Rule 13d-4 of the Exchange Act, Hometown disclaims beneficial ownership of the 3,644,138 shares of Common Stock covered by the Voting Agreements. If Hometown were deemed for purposes of this Schedule 13D to beneficially own the Holders' 3,644,138 shares of Common Stock covered by the Voting Agreements, Hometown would beneficially own a total of 5,063,138 shares of Common Stock, which would represent, as a percent of the class of securities identified in Item 1, 17.2%, based on the number of outstanding shares of Common Stock as of May 29, 2003, as represented by the Issuer to Hometown.

      The Voting Agreements also relate to an aggregate of 1,683,856 OP
Units beneficially owned by the Holders (based on representations made by the Holders in their respective Voting Agreements). Such 1,683,856 OP Units are convertible, on a one-for-one basis, into shares of Common Stock. Chateau has no right or ability to require any of the Holders to convert any of such OP Units into Common Stock. If all 1,683,856 OP Units were converted into shares of Common Stock, or if Hometown were deemed for any purpose to beneficially own the 1,683,856 shares of Common Stock issuable upon conversion of such 1,683,856 OP Units in addition to the 3,644,138 shares of Common Stock covered by the Voting Agreements, Hometown would beneficially own a total of 6,746,994 shares of Common Stock, which would represent, as a percent of the class of securities identified in Item 1, 21.7%, based on the number of outstanding shares of Common Stock as of May 29, 2003, as represented by the Issuer to Hometown, plus the 1,683,856 shares of Common Stock issuable upon conversion of such 1,683,856 OP Units (or 19.3%, based on the number of outstanding shares of Common Stock as of May 29, 2003, as represented by the Issuer to Hometown, plus 5,557,026 shares of Common Stock issuable upon conversion of all outstanding OP Units as of May 29,
2003). Pursuant to Rule 13d-4 of the Exchange Act, Hometown disclaims beneficial ownership of the 1,683,856 OP Units covered by the Voting Agreements, and of the 1,683,856 shares of Common Stock issuable upon conversion of such OP Units.

      Except as described above or as disclosed in this Item 5, neither the Reporting Person nor, to the best of its knowledge, any Exhibit 1 Person, beneficially owns any shares of Common Stock.

      Except as described in Item 4 hereof with respect to the Voting Agreements, no transactions in the shares of Common Stock were effected by Hometown during the 60 days preceding the date of the event which requires the filing of this Schedule 13D other than a purchase by Hometown of 5,000 shares of Common Stock on April 1, 2003, which 5,000 shares were purchased in open market transactions at a price of $18.80 per share.

      Hometown has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 1,419,000 shares of Common Stock. To Hometown's knowledge, each Holder has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such Holder's portion of the aggregate 3,644,138 shares of Common Stock covered by the Voting Agreements.

      References in this Item 5 to, and descriptions of, the Voting Agreements are qualified in their entirety by reference to such Voting Agreements, the terms and form of which are filed as exhibits hereto and are hereby incorporated herein in their entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in Items 3, 4 and 5 and the agreements incorporated therein by reference and set forth as exhibits hereto, which are incorporated herein by reference, to the knowledge of Hometown, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any third person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1  -   Name, Business Address, and Present Principal Occupation of
               Each Exhibit 1 Person.

Exhibit 2  -   Agreement and Plan of Merger, dated as of May 29, 2003, by and among Hometown America, L.L.C., Hometown America Holdings,
               L.L.C., CP Limited Partnership, Chateau Communities, Inc., and
               ROC Communities, Inc.

Exhibit 3  -   Form of Voting Agreement between Hometown and each Holder, dated as of May 29, 2003.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of June 9, 2003.

                                    HOMETOWN AMERICA, L.L.C.

                                    By:Hometown Residential Manager, L.L.C.,
                                       a Delaware Limited Liability Company,
                                       its managing member


                                    By:  /s/ Thomas J. Coorsh
                                       ---------------------------------------
                                       Name:  Thomas J. Coorsh
                                       Title:  Chief Financial Officer



                                       9

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                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION                                            SEQUENTIAL
                                                                      PAGE NO.

      1        Name,   Business  Address,   and  Present  Principal
               Occupation  of Each  Exhibit 1 Person.

      2 Agreement and Plan of Merger, dated as of May 29, 2003, by and among Hometown America, L.L.C., Hometown America Holdings, L.L.C., CP Limited Partnership, Chateau Communities, Inc., and ROC Communities, Inc.

      3 Form of Voting Agreement between Hometown America, L.L.C. and each Holder, dated as of May 29, 2003.


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


                                                                       EXHIBIT 1

                      NAME, PRINCIPAL BUSINESS AND ADDRESS
                              OF EXHIBIT 1 PERSONS

      The identity and background of the controlling person and majority in interest member of Hometown America, L.L.C. ("Hometown") and their executive officers and directors, if any, are as follows:

      1. Richard G. Cline, Jr. is Chief Executive Officer and managing member of Hometown Residential Manager, L.L.C. ("Hometown Residential Manager"), the managing member of Hometown. Mr. Cline is also a member of the Advisory Board of Hometown America Holdings, L.L.C. ("Hometown America Holdings"), the majority in interest member of Hometown. Mr. Cline is a citizen of the United States. His principal occupation is as Chief Executive Officer of Hometown Residential Manager. His business address is 150 North Wacker Drive, Suite 900, Chicago, IL 60606.

      2. Thomas J. Coorsh is Chief Financial Officer of Hometown Residential Manager. Mr. Coorsh is a citizen of the United States. His principal occupation is as Chief Financial Officer of Hometown Residential Manager. His business address is 150 North Wacker Drive, Suite 900, Chicago, IL 60606.

      3. Patrick C. Zilis is Senior Vice President of Hometown Residential Manager. Mr. Zilis is a citizen of the United States. His principal occupation is as Senior Vice President of Hometown Residential Manager. His business address is 150 North Wacker Drive, Suite 900, Chicago, IL 60606.

      4. Eugene J.M. Leone, Esq., is Secretary of Hometown Residential Manager. Mr. Leone is a citizen of the United States. His principal occupation is as partner at the law firm of Pircher, Nichols & Meeks, located at 900 North Michigan Ave., Suite 1050, Chicago, IL 60611.

      5. Hometown Residential Manager is a Delaware limited liability company and is the managing member of Hometown. Hometown Residential Manager is also a member of Hometown America Holdings, which is the majority in interest member of Hometown. Richard G. Cline, Jr. is the managing member of Hometown Residential Manager. Hometown Residential Manager has no directors.

      6. Steven Draper is a member of the Advisory Board of Hometown America Holdings, which is the majority in interest member of Hometown. Mr.
Draper is a citizen of the United States. His principal occupation is as senior investment officer of The Washington State Investment Board, located at 2100 Evergreen Park Drive, Olympia, WA 98502.

      7. John Mazzarino is a member of the Advisory Board of Hometown America Holdings, which is the majority in interest member of Hometown. Mr.
Mazzarino is a citizen of the United States. His principal occupation is as managing director of Cherokee Investment Partners, located at 702 Oberlin Road, Suite 150, Raleigh, NC 27302.


      8. Hometown America Holdings, is a Delaware limited liability company and is the majority in interest member of Hometown. The three members of the Advisory Board of Hometown America Holdings are Messrs. Cline, Draper and Mazzarino. Hometown America Holdings has no executive officers.

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